United States

Securities and Exchange Commission

Washington, D. C. 20549

Form 11-K

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2006

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan

A. (Full Title of the Plan)

Kansas City Life Insurance Company

3520 Broadway

Kansas City, Missouri 64111-2565

B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2006, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2006, and the related schedule thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life

Insurance Company

Savings and Profit Sharing Plan

Financial Statements

and

Supplemental Schedules

2006

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2006	2005
Assets
Investments, at fair value:
Participant directed:
Mutual funds	$26,824	$22,547
Guaranteed interest contract	10,102	6,858
Kansas City Life Insurance Company common stock	2,503	2,929
Non-participant directed:
Kansas City Life Insurance Company common stock	29,438	32,064
Participant loans	1,404	1,469

Total investments	70,271	65,867

Cash	940	270

Total assets	71,211	66,137

Liabilities
Payable to Kansas City Life Insurance Company	(912)	-

Net assets available for benefits, at fair value	70,299	66,137

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	25	12

Net assets available for benefits	$70,324	$66,149

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	Year ended December 31, 2006
		Non-
	Participant	participant
	directed	directed	Total
Additions to net assets attributed to:
Investment income:
Interest income	$446	$-	$446
Interest from participant loans	-	75	75
Dividend income	863	654	1,517
Net appreciation in fair value of investments	2,189	75	2,264
Net investment income	3,498	804	4,302

Contributions:
Participants	2,719	-	2,719
Employer, net of forfeitures	-	1,386	1,386
Total contributions	2,719	1,386	4,105

Total additions	6,217	2,190	8,407

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	(2,237)	(1,995)	(4,232)

Interfund transfers	2,985	(2,985)	-
Net increase	6,965	(2,790)	4,175

Net assets available for benefits:
Beginning of year	32,517	33,632	66,149

End of year	39,482	30,842	70,324

See accompanying Notes to Financial Statements.

Kansas City Life Insurance Company

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

1. DESCRIPTION OF PLAN

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company. As of December 1, 2006 the Company transitioned the record keeping of the Plan to JP Morgan. As part of that transition the Company advanced $912 on behalf of the Plan to JP Morgan. The Plan reimbursed the Company in April 2007.

Eligibility

Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. Effective December 1, 2006, an employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after entering the plan.

Contributions

Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly). The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who attained the age of 50 before the end of the current plan year were eligible to make catch-up elective contributions.

The Company matches participant contributions up to 6% of the participant’s salary. The Company may also contribute a profit sharing amount of up to 4% of salary. The Company’s contributions are made in cash for which the plan purchases common stock of the Company. The Company did not make a profit sharing contribution for 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the seventeen investment options offered by the Plan. Investment option changes can be made at any time. Company contributions are not directed by the participants, but are invested in the common stock of the Company. The Pension Protection Act requires that as of January 1, 2007, all participants who were 55 with at least three years of service as of December 31, 2005 are eligible to diversify 100% of their holdings of sponsor-company stock. In addition, all other participants with at least three years of service will be eligible to diversify one-third of their Kansas City Life stock as of January 1, 2007 with an additional one-third to be eligible for diversification at both January 1, 2008 and January 1, 2009.

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting

Participants are vested immediately in their contributions plus actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.

Participant Loans

Participants may request a loan from the participant directed portion of their elective accounts under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant’s accounts and bear interest at current market rates at the time of issuance that range from 4.75% to 10.0%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Effective December 1, 2006, all distributions shall be in the form of a lump sum payment.

Under the provisions of the Plan, the Company is obligated to repurchase participant shares of the Company’s common stock which have been distributed under the terms of the Plan. The purchase price is determined using the volume-weighted average price during the month. During 2006, the Company repurchased from participants 86,278 shares.

Forfeited Accounts

All forfeited balances under the Plan are used to reduce the Company’s matching contributions. Forfeitures of terminated nonvested account balances were approximately $18 and $14, for the years ended December 31, 2006 and 2005, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP) and requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract. The provisions of this FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

Valuation of Investments and Income Recognition

The investments of the Plan in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held at year-end. The investments in Company common stock are reported at fair value based upon the closing price at the end of the plan year. Participant loans are valued at unpaid balances, which approximates fair value. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date.

Investments in the Guaranteed Investment Account are reported at the contract value as stated in the guaranteed investment contract. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Payments of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

	December 31
	2006	2005
Investments:
Participant directed:
American Century Growth Stock Fund	$-	$4,988
American Funds Growth Fund of America	4,590	-
MetLife Managed Guaranteed Investment Contract	10,102	6,858
Fidelity Value Fund	9,119	7,011
The Boston Company International Core Equity	3,849	-
Kansas City Life Insurance Company common stock	2,503	2,929
Non-participant directed:
Kansas City Life Insurance Company common stock	$29,438	$32,064

During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $2,264 as follows:

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

Year ended
Net change in fair value	December 31, 2006
Participant directed:
Mutual Funds	$1,869
Kansas City Life Insurance Company common stock	320
Non-participant directed:
Kansas City Life Insurance Company common stock	75
Total	$2,264

4. GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract, plus earnings, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2006 and 2005. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. Although, the Plan has been amended since the determination letter was received, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

7. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company’s Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants’ accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

Kansas City Life Insurance Company – Continued

Savings and Profit Sharing Plan

Notes to Financial Statements

(amounts in thousands)

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$70,324	$66,149
Amounts allocated to withdrawing participants	(24)	(348)
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(25)	-
Net assets available for benefits per the Form 5500	$70,275	$65,801

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended
December 31, 2006
Net appreciation in fair value of investments	$2,264
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2006	(25)
Net appreciation in fair value of investments per the Form 5500	$2,239

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to the Form 5500:

Distributions to participants and beneficiaries per the financial statements	$4,232
Add: Amounts allocated to withdrawing participants at December 31, 2006	24
Less: Amounts allocated to withdrawing participants at December 31, 2005	(348)
Distributions to participants and beneficiaries per Form 5500	$3,908

Amounts allocated to withdrawing participants are recorded on the Form 5500.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2006
(amounts in thousands)

	(b)
	Identity of issue,
	borrower,	(c)			(e)
	lessor or	Description of investment including maturity date,		(d)	Current
(a)	similar party	rate of interest, collateral, par, or maturity value		Cost	Value

	Participant directed investments:
	Common stock:
*		49,980	shares of Kansas City Life Insurance Company	$1,484	$2,503
	Mutual funds:
		22,989	shares of American Beacon Large Cap Value-Plan Ahead	531	524
		140,544	shares of American Funds Growth Fund of America-R4	4,761	4,590
		17,592	shares of Calamos Growth and Income-A	554	553
		23,331	shares of Dodge & Cox Income Fund	298	293
		113,140	shares of Fidelity Value Fund	9,015	9,119
		32,226	shares of Jennison Small Company-A	649	646
*		48,482	shares of JPMorgan SmartRetirement 2010-Select	773	765
*		35,380	shares of JPMorgan SmartRetirement 2015-Select	569	564
*		55,566	shares of JPMorgan SmartRetirement 2020-Select	899	895
*		26,987	shares of JPMorgan SmartRetirement 2030-Select	440	439
*		14,521	shares of JPMorgan SmartRetirement 2040-Select	237	236
*		5,888	shares of JPMorgan SmartRetirement Income-Select	93	92
		204,496	shares of PIMCO Total Return - Admin	2,163	2,123
		91,730	shares of SSgA S&P 500 Index	2,116	2,136
		90,406	shares of The Boston Company International Core Equity	3,790	3,849
			Total mutual funds	26,888	26,824
	Guaranteed interest contract:
		-	MetLife Managed Guaranteed Interest Contract	10,127	10,102
		Total participant directed investments		$38,499	$39,429

	Non-participant directed investments:
	Common stock:
*		587,807	shares of Kansas City Life Insurance Company	$14,961	$29,438
	Participant loans:
*			(Interest rates range from 4.75% to 10.0%; maturing
			from 2007 to 2015)	-	1,404
		Total non-participant directed investments		$14,961	$30,842

*	Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2006
(amounts in thousands, except share data)

Party Involved and
Description of Asset	Transactions	Shares	Cost	Consideration	Net Gain

*Kansas City Life common stock, sales	11	71,934	1,795	3,651	1,856

*Party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Trustees
Kansas City Life Insurance Company

Savings and Profit Sharing Plan and the
Board of Directors of Kansas City Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, effective January 1, 2006.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

KPMG LLP

Kansas City, Missouri

June 25, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan

By: Kansas City Life Insurance Company

/s/Tracy W. Knapp
Tracy W. Knapp
Senior Vice President, Finance
June 26, 2007